Exhibit 99.1

Exhibit 99.1

CEO Presentation

Annual General Meeting

Marc Voigt, CEO

14 November 2014

ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

Notice: Forward Looking Statements

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse:YP1B.DE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Cancer Immunotherapy - Way of the future

“Immunotherapy – the beginning of

the end for cancer”

Immunotherapies -$35bn potential/ annum. Will likely become the treatment backbone in up to 60% of cancers in the next 10 years

Andrew S Baum Citi Equities Research 22 May 2013

Prima in Prime Position!

Immunotherapy rapidly growing & evolving industry

Multiple approaches with multiple products –

diversified portfolio

Leading edge research & IP generating new

candidates

Strong commercial partnerships with potential

future revenues

Strong research team and advisory boards

Positive data for CVac™

Transformational Acquisition

Prima‘s Potential in Multiple Approaches

Cellular therapy, Antibody therapy

…

CVac

Turn on the immune system

Release the brakes

Immune checkpoint agents, Antibody therapy

…

IMP701

Push the gas

Cytokine therapy, Antibody therapy

…

IMP321

Pipeline

Partner Preclinical Phase I Phase IIa Phase IIb Phase III Indication

Neopharm Group

(for Israel )

Neopharm Group

(for Israel )

Eddingpharm

(for China )

CVac

IMP321

CVac

Ovarian Cancer

Pancreatic Cancer

Metastatic Breast

Cancer + Chemotherapy

Eddingpharm

(for China )

IMP321

Metastatic Renal

Cancer & Others

GlaxoSmithKline

(WW)

IMP731

Autoimmune

disease

CoStim (Novartis)

(WW)

IMP701

Cancer and chronic

infectious disease

New Prima BioMed

Portfolio of advanced products as well as R&D

Strong partnerships with big pharma companies

(GSK, Novartis, Eddingpharm, Neopharm)

Partly no development costs = lower risk

Ongoing revenue potential: milestones are near-

mid- and long-term oriented

Global grant options in Australia, Germany and

France

Mission: Emerging leader in

immuno-oncology

Expanded Operational Management Team

Christian Toloczyki, PhD, Director Quality Assurance

25+ years’ experience in the pharmaceutical, biotechnological and medical device industries and strong background in quality assurance processes by holding different positions with responsibility for development, testing, production and quality control

Frank Fliegert, PhD, Global Medical Director

8+ years’ experience in various R&D positions, held position as Vice President Clinical Development at

NOXXON, as Clinical Pharmacology Program Leader at Boehringer-Ingelheim and as Head of the Clinical

Pharmacology Unit at SynteractHCR

Michael Buchholz, PhD, Global Director of Manufacturing

manages the manufacturing of CVac; prior he was a project manager at the Fraunhofer IZI; before completed his PhD at the Centre for Regenerative Medicine at the University of Bath and has a degree in Biochemistry from the Free University in Berlin

Jeanine Ronniger, Global Project Director

15+ years of experiences in the pharmaceutical research industry to lead and support actual and future programs;

her scientific knowledge based on 11 years intensive care unit as registered nurse followed by further educations on Business Administration, Consumer Health Care and Project Management

Larisa Chisholm, Business Development and Intellectual Property Manager

manages the intellectual property portfolio, worked at the Burnet Institute; has a Bachelor of Science

(Hons) majoring in Biochemistry and Genetics and a Master’s Degree in Business Administration

Upcoming Catalysts in CY2015

Start of new clinical trial with IMP321

Continued development of phase I study with IMP731

Potential material milestone payments during 2015

(GSK)

Start of phase I study with IMP701 (Novartis)

CVac: patient recruitment of CAN-004B and CAN-301,

Final OS readout of CAN-003

Achievement of regulatory milestones

Application for potential grants

FINANCIAL DATA FY2014

Key Financial Data of FY 2014

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

30 June 2014 30 June 2013 30 June 2012

TOTAL OTHER INCOME

$ 3.140.066

$ 4.005.394

$ 4.202.567

Expenses

Research & development and intellectual property

$ (11.930.857)

$ (14.005.259)

$ (15.118.816)

Corporate administrative expenses

$ (4.092.623)

$ (4.851.195)

$ (5.977.619)

Depreciation, loss on forex $ (446.360) $ (287.738) $ (3.047.092)

Loss before income tax expense

$ (13.329.774)

$ (15.138.798)

$ (19.940.960)

Loss after income tax expense for the

year

$ (13.343.381)

$ (15.225.671)

$ (19.940.960)

Other Comprehensive Income

Total comprehensive loss for the year

$ (13.400.802)

$ (15.261.003)

$ (20.058.195)

Cash burn rate has decreased over the last three FYs!

Cash position: last 4C: ~20m AUD

IMMUTEP TRANSACTION

Consideration

Total consideration up to approx. US$28M:

– US$18M in cash (US$10.8M upfront payment; 40% based

on milestones/retention)

– US$3M in ordinary PRR shares

– 200M options and warrants (approx. US$7M in value)

partly dependent on milestones

Consideration in context:

Average upfront payment for licensing a single Phase II

oncology product is US$38M; average deal value is US$221M*

Attractive acquisition price

13 * source: Evaluate Pharma

CVAC OVERVIEW

FY2014 CVac in review

CAN-003

Very Positive Interim Overall Survival Data:> 36Mo CVac vs

25.53Mo OSC

Clear Target Patient Population identified of 2nd remission

EOC patients

Observation continues

CAN-004B

2nd remission EOC patients, enrolment ongoing (21 sites active) -> more sites will be activated

CAN-301

CVac in pancreatic cancer commencing Q4 2014

Continuous optimisation for minimising

costs and reducing risks

Ovarian Cancer- Second Remission

Overall Survival

1.00

0.75

0.50

0.25

0.00

OSC: median OS 25.53 mos

CVAC:median OS not reached yet

Hazard ratio 0.17 (95% Cl:0.02, 1.44) P=0.07 by log-rank test (2sided)

Median follow-up 36 months

0 6 12 18 24

Months

30 36 42 48

osc

0/10

0/10

1/10

3/9

2/6

0/4

0/3

0/2

CVAC 1/10 0/8 0/8 O/7 0/7 O/7 0/6 0/0

(#events/#at risk)

PRIMA BIOMED

Data from CVac CAN-003 protocol Overall Survival 9 Oct 2014

Clinical & Manufacturing Priorities

In general: active management of clinical development program to ensure best potential clinical benefit and optimal capital allocation

Review CAN-004A trial in light of CAN-003 results, Immutep acquisition and clinical development priorities of IMP321, CAN-004B and CAN-301

Comparability across 3 global sites now completed

and centralised to Leipzig facility

Refinement and optimization of manufacturing is

an ongoing task

Majority (app. 2/3) of CAN-003 CVac patients

required one MNC collection only

OUTLOOK

Outlook for CY 2015

Continued development of CVac:

Recruitment of CAN-004 (B): Ovarian cancer in 2nd

remission

Recruitment of CAN-301: Pancreatic cancer

Continued refinement & optimisation of manufacturing

Final OS data of CAN-003

Start of new trial with IMP321

Continued development of phase I study with IMP731

(GSK)

Start of phase I study with IMP701 (Novartis)

Ongoing research

Active Business Development

Prima Value Drivers

Diversified portfolio in one of the most

interesting fields of immuno-oncology

Good Intellectual Property position & regulatory

advantages (e.g. Fast Track in US)

Excellent partnerships with the pharmaceutical

industry and other research partners

Potential revenues from milestones

Compelling clinical data from CVac and IMP321

Good team of highly qualified experts

THANK YOU!

Professor Frédéric Triebel Presentation

to the Annual General Meeting of Shareholders

14 November 2014

ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

1

Cancer Immunotherapy

(Immuno-Oncology : “IO”)

A quick lesson!

2

Why do we get cancer?

Our immune system is trained to tell the

difference between self and non-self

Cancers have clever escape mechanisms that

allow them to hide

If the immune system can’t see a cancer cell, it

can’t kill it

If the cancer cell turns off immune cells, they

can’t be killed

Immunotherapy uses the immune

system to kill cancer

3

What are T cells and APC?

APC are antigen presenting cells – they show

antigens to T cells

Dendritic cells are an important type of APC

In cancer, APC show antigen to T cells to

activate them

T cells have a number of functions

In cancer the role of T cells is to

– Stimulate production of anti-cancer antibodies

– Directly kill cancer cells

– Activate other cancer fighting cells

4

Dendritic Cells & IMP321

- Dendritic cells (DC) and monocytes/macrophages form a network in tissues
- DC cover 25% of human skin surface area thanks to their long dendrites
- This dendritic network is a 1st line of defense (immune surveillance) against pathogens or tumor cells
- **Activating this network with IMP321 leads to:**
  - Activation/Expansion (firing up) of APC which directly kill tumour cells
  - Activated APC present more tumour antigen to CD8 T cells (Killer T Cells) which expand, then kill tumour cells and provide long-term anti-tumour memory


Dendrites

PRIMA BIOMED

5

What is LAG-3?

- Lymphocyte Activation Gene 3 = **LAG-3**
- Can both **inhibit** and **activate** immune responses
- LAG-3 on the surface of T cells can **inhibit** their function by signalling or putting on the brakes
- LAG-3 binding to molecules on APC's called MHC can **activate** them to present antigen to T cells

→ **LAG-3 regulates T cells**

PRIMA BIOMED

6

Immutep’s LAG-3 products

IMP321, IMP731 and IMP701

7

Immutep's Dual Technology Platform


LAG-3 immune control mechanism
Activator
Inhibitor

IMP321

Soluble form of LAG-3 used

- in ***chemo-immunotherapy***
- as a **T cell *adjuvant*** in therapeutic vaccines
- Eddingpharm licence (China)

IMP731 / IMP701

LAG-3 on T cells as a target for therapeutic antibodies

- IMP731 : GSK licence
- IMP701 : Novartis licence

Two signalling mechanisms = more Tx product options

PRIMA BIOMED

8

Immutep’s First-In Class Activator

IMP321

9

IMP321 – How does it work?

DC/monocytes activated: stimulates expansion of activated T cells

Immature DC

Activated DC/monocytes CD8 T cell expansion

MHC II

LAG-3Ig

(IMP321)

Primary target cells

IMP321 (LAG-3Ig)

Secondary target cells

highly efficacious in multiple animal models of cancer and infectious disease

Well tolerated safety

signal of efficacy in Phase 2A

10 no anti-IMP321 antibody formation

Future plans

Completion of IMP321 manufacturing in 2015

Planning of new IMP321 clinical trial will

commence after AGM

Potential new trials in metastatic breast cancer and/or in combination with other options

R&D on preclinical candidates to continue

GSK and Novartis could enter phase I

11

THANK YOU!

12